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Tel. (914) 921-7793
Fax (914) 921-5384
www.gabelli.com



GAMCO Asset Management Inc.

January 8, 2012

Mr. Thomas W. Swidarski
Chief Executive Officer & President
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

Dear Mr. Swidarski:

GAMCO Asset Management Inc. ("GAMCO") was contacted by an individual who informed us of his interest and qualifications to serve on Diebold, Incorporated ("Issuer") Board of Directors.

In light of the upcoming deadline to submit director nominations to the Issuer, GAMCO, on behalf of its investment advisory clients, is currently evaluating all options available to it and will come to a decision in accordance with the procedures set forth in the Issuer's proxy statement.

GAMCO also intends to provide written notice to the Issuer's Secretary that it desires that the voting for the election of directors be cumulative at the upcoming Annual Meeting of Shareholders.

Sincerely,

David Goldman
General Counsel

DG/gm
Enclosures